

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-mail
Thomas J. Sullivan
President and Chief Executive Officer
Symmetry Medical Inc.
3724 North State Road 15
Warsaw, Indiana 46582

> **Re: Symmetry Medical Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for the Fiscal Quarter Ended June 29, 2013**
> **Filed August 8, 2013**
> **Response Dated August 2, 2013**
> **File No. 001-32374**

Dear Mr. Sullivan:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Government Regulation, page 15

1.   We note your proposed revision in response to prior comment 1. From statements like your disclosure in your most recent 10-Q, it appears that transfer of regulatory authorizations is one of the factors disrupting integration of the Codman acquisition. Please ensure that your Form 10-K disclosure regarding regulation addresses the material government regulatory authorizations that affect your business.

Directors, Executive Officers and Corporate Governance, page 94

2.   When you amend your Form 10-K to address the issue in prior comment 2, please provide disclosure that makes clear (1) what the "certain internal control deficiencies" were that involved Mr. Hite and (2) how Mr. Hite was involved in those deficiencies. Also, your disclosure should make the existence of the cease and desist order clear and should state clearly what the order requires Mr. Hite to cease and desist.

Executive Compensation, page 94

3.   Please provide your analysis of how the revisions that you plan to make to the tables mentioned in your response to prior comment 3 affect your obligations under Section 14A(1) of the Exchange Act and Rule 14a-21(a).

Form 10-Q for Fiscal Quarter Ended June 29, 2013

4.   We note your response to prior comment 4. With a view toward clarified disclosure, please tell us the portion of the Symmetry Surgical revenue decrease that was due to the need for customers to change their internal ordering procedures and the portion that was due to transfers of regulatory authorizations.

Revenue, page 17

5.   Please tell us, and clarify in future filings, what you mean by "decreased customer launch demand." Are your customers launching fewer products, or are your products being included in fewer of your customers' launches?

6.   Please tell us, and clarify in future filings, the portion of OEM Implant revenue increase that was from stocking orders and inventory adjustments as opposed to increased consumption demand.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David C. Milne, General Counsel
      Symmetry Medical Inc.